Exhibit 99.1

FOR RELEASE March 5, 2010, 9:25 a.m. EST

Pure Nickel Receives Warrants for Tower Property Extension

TORONTO: March 5, 2010. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is pleased to announce that its option and joint venture agreement with Rockcliff Resources Inc. (TSX-V: RCR) has been amended. In consideration for extending the time for performance of work on Pure Nickel’s Tower Property, Rockcliff granted 1,250,000 common share purchase warrants to Pure Nickel. The warrants are exercisable at $1.50 per share and expire the earlier of February 21, 2013 or two years after Rockcliff is able to commence exploration of the Tower Property which has been delayed due to some outstanding local issues. Details of the option and joint venture agreement were published in a press release dated February 21, 2008.

About Pure Nickel Inc.
Pure Nickel is a mineral exploration company with a diverse collection of advanced multiple nickel sulphide and PGE (Platinum Group Elements) projects in Canada and Alaska.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
www.howardgroupinc.com

Pure Nickel Inc.
David R. McPherson
President & CEO
T. (416) 644-0066
Email: info@purenickel.com
www.purenickel.com